

Mail Stop 3720

November 13, 2008

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Telemig Celular Participações S.A.
Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte – MG, Brazil

      Re: **Telemig Celular Participações S.A.**
             Form 20-F for Fiscal Year Ended December 31, 2007
             Filed June 27, 2008
             File No. 1-14483

Dear Mr. De Lima:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director